UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

USELL.COM, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

917296204
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
825,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
825,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  See Item 2 and Item 5.   Includes (i) 550,000 shares of Common Stock (“Shares”) and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

(2)  This calculation is rounded to the nearest tenth and is based upon 28,632,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494) and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
450,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
450,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  See Item 2 and Item 5.  Includes (i) 300,000 Shares and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

(2)  This calculation is rounded to the nearest tenth and is based upon 28,507,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494) and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000 shares of Common Stock

	8	SHARED VOTING POWER
13,881,666 shares of Common Stock(1)

	9	SOLE DISPOSITIVE POWER
200,000 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
13,881,666 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,081,666 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.5% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  See Item 2 and Item 5.
(2)  This calculation is rounded to the nearest tenth and is based upon 34,782,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494); (ii) 275,000 Shares issuable under warrants that are immediately exercisable by the Trust; (iii) 150,000 Shares issuable under warrants that are immediately exercisable by M3C; and (iv) 6,000,000 Shares issuable upon the conversion of the Note (defined in Item 3) by Piton.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,482,666 shares of Common Stock(1)(2)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
12,482,666 shares of Common Stock(1)(2)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,482,666 shares of Common Stock(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.3% of outstanding shares of Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes 500,000 Shares beneficially owned by Piton under options (the “Scott Tepfer Options”) it acquired on December 20, 2016 from Scott Tepfer, President of We Sell Cellular LLC (which is a subsidiary of the Issuer) and a Director and Executive Vice President of the Issuer.  The Scott Tepfer Options grant Piton the right to acquire up to 500,000 Shares from Scott Tepfer for $1.00 per share.  The Scott Tepfer Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.   Also includes 6,000,000 Shares issuable upon the conversion of the Note by Piton. The Note bears interest at the rate of 5% per annum. At the election of Piton, all or any part of the outstanding balance of the Note may be converted into the Issuer's common stock using an initial conversion price of $0.30 per share. The terms of the Note are described in greater detail in the Form 8-K filed by the Issuer on November 21, 2018 (File No. 000-50494).
(2)  See Item 2 and Item 5.
(3)  This calculation is rounded to the nearest tenth and is based upon 34,357,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494) and (ii) 6,000,000 Shares issuable upon the conversion of the Note by Piton.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 6 of 10 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D filed on December 30, 2016 (the “Original Schedule 13D”), as amended on June 2, 2017 (“Amendment No. 1”), November 22, 2017 (“Amendment No. 2”), October 26, 2018 (“Amendment No. 3”) and November 27, 2018 (“Amendment No. 4”).  The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 are collectively referred to herein as the “Schedule 13D”.  Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4).  The Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4) remains in full force and effect, except as specifically amended by this Amendment No. 5.  This Amendment No. 5 is being filed to report Piton’s exercise of the 2018 Brian Tepfer Option.
Item 3.     Source and Amount of Funds or Other Consideration.
The first and second paragraphs of Item 3 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:
As of December 10, 2018, the Reporting Persons had collectively purchased an aggregate of 14,081,666 Shares (which includes Shares that can be purchased pursuant to certain warrants and options and the Note, as described below) over the course of various transactions for consideration totaling approximately $8.4 million.
As previously reported, on November 20, 2018, Piton entered into a Securities Purchase Agreement with the Company (the “Securities Purchase Agreement”) pursuant to which Piton loaned the Company $1.8 million in consideration of the issuance of an unsecured convertible promissory note by the Company to Piton (the “Note”).  The Note bears interest at the rate of 5% per annum. At the election of Piton, all or any part of the outstanding balance of the Note may be converted into the Company’s common stock using an initial conversion price of $0.30 per share. The terms of the Note are described in greater detail in the Form 8-K filed by the Company on November 21, 2018 (File No. 000-50494). In connection with purchasing the Note, Piton executed a Stock Purchase Agreement with Brian Tepfer on November 20, 2018 (the “2018 Brian Tepfer SPA”).  Pursuant to the 2018 Brian Tepfer SPA, Piton received the right to purchase up to 1,123,829 Shares from Brian Tepfer for a purchase price of $0.20 per share (the “2018 Brian Tepfer Option”). Piton exercised the 2018 Brian Tepfer Option on December 6, 2018 and thereby acquired 1,123,829 Shares from Brian Tepfer in a private transaction for an aggregate purchase price of  $224,765.80.
Item 4.     Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:
Piton’s exercise of the 2018 Brian Tepfer Option pursuant to the 2018 Brian Tepfer SPA as described in this Amendment No. 5 is hereby incorporated by reference to the extent that it constitutes plans or proposals of any of the Reporting Persons with respect to the acquisition of additional securities of the Issuer, a material change of the capitalization or as otherwise required to be described in Item 4.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 7 of 10 Pages

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	825,000	2.9%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	825,000	2.9%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	825,000	2.9%

	2. M3C3
	Sole Voting Power	450,000	1.6%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	450,000	1.6%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	450,000	1.6%

1 This calculation is rounded to the nearest tenth and is based upon 28,357,999 Shares outstanding as of November 19, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November  19, 2018 (File No. 000-50494) (unless otherwise noted below).

2        The Trust is a member of Piton, along with other “Family Clients” (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the “Family Office Rule”)) of Kokino.  The Shares and percent of class beneficially owned by the Trust include 275,000 Shares issuable under the Warrants, which are immediately exercisable, but does not include any Shares beneficially owned by Piton.

3 M3C is a member of Piton, along with other Family Clients of Kokino.  The Shares and percent of class beneficially owned by M3C include 150,000 Shares issuable under the Warrants, which are immediately exercisable, but does not include any Shares beneficially owned by Piton.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 8 of 10 Pages

	Shares Beneficially Owned	Percent of Class[1]
3. Mr. Averick[4]
Sole Voting Power	200,000	0.6%
Shared Voting Power	13,881,666	39.9%
Sole Dispositive Power	200,000	0.6%
Shared Dispositive Power	13,881,666	39.9%
Aggregate Voting and Dispositive Power	14,081,666	40.5%

4. Piton[5]
Sole Voting Power	12,482,666	36.3%
Shared Voting Power	-0-	0%
Sole Dispositive Power	12,482,666	36.3%

4        Mr. Averick’s principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton.  As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 14,081,666 Shares, which is the sum of 200,000 Shares Mr. Averick purchased in the November 2017 Transaction and the following Shares beneficially owned by Mr. Averick and others: (i) 825,000 Shares beneficially owned by the Trust; (ii) 450,000 Shares beneficially owned by M3C; (iii) 12,482,666 Shares beneficially owned by Piton; and (iv) 124,000 Shares beneficially owned by Mr. Averick with his wife. With respect to the 124,000 Shares beneficially owned by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). Also, Mr. Averick’s incentive compensation as an employee of Kokino, which is calculated in Kokino’s discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick’s minority interest in Piton (either directly or indirectly through PCM). The Shares and percent of class beneficially owned by Mr. Averick include (i) 275,000 Shares issuable under the Warrants, which are immediately exercisable by the Trust; (ii) 150,000 Shares issuable under Warrants, which are immediately exercisable by M3C; and (iii) 6,000,000 Shares issuable upon the conversion of the Note (defined in Item 3) by Piton.

5      Piton is a pooled investment vehicle formed for the benefit of a single family and certain “key employees” (as defined in the Family Office Rule) of Kokino.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust’s, M3C’s and Piton’s respective investments in Shares. PCM and Kokino are each a “family office” (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.  The Shares and percent of class beneficially owned by Piton includes (i) 500,000 Shares beneficially owned by Piton under the Scott Tepfer Options that have not been exercised and (ii) 6,000,000 Shares issuable upon the conversion of the Note by Piton, which is immediately convertible by Piton.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 9 of 10 Pages

	Shares Beneficially Owned	Percent of Class[1]
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	12,482,666	36.3%

(c)
As described in Item 3 and Item 6 (which descriptions are incorporated herein by reference), (i) Piton acquired the Note from the Company on November 20, 2018 as consideration for Piton loaning $1.8 million to the Company in a private placement; (ii) Piton acquired the 2018 Brian Tepfer Option from Brian Tepfer on November 20, 2018 in connection with the Securities Purchase Agreement and exercised the 2018 Brian Tepfer Option on December 6, 2018; and (iii) the 2018 Option Exercise occurred on October 24, 2018.  In addition, the Change in Trustee occurred on November 20, 2018, as described in Item 3 of Amendment No. 4.  The Change in Trustee does not impact the number of Shares or the percentage of Shares owned by the Trust (or any other Reporting Person).

(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The penultimate paragraph of Item 6 of the Schedule 13D is hereby amended and restated to read as follows:
As discussed in Item 3 (which discussion is incorporated herein by reference), on November 20, 2018, Piton and the Company executed the Securities Purchase Agreement pursuant to which Piton acquired the unsecured Note from the Company in exchange for Piton loaning $1.8 million to the Company.  The Note bears interest at the rate of 5% per annum. At the election of Piton, all or any part of the outstanding balance of the Note may be converted into the Company’s common stock using an initial conversion price of $0.30 per share. The terms of the Note are described in greater detail in the Form 8-K filed by the Company on November 21, 2018 (File No. 000-50494). In connection with purchasing the Note, Piton executed the 2018 Brian Tepfer SPA.  Pursuant to the 2018 Brian Tepfer SPA, Piton received the right to purchase up to 1,123,829 Shares from Brian Tepfer for a purchase price of $0.20 per share (the “2018 Brian Tepfer Option”). Piton exercised the 2018 Brian Tepfer Option on December 6, 2018 and thereby acquired 1,123,829 Shares from Brian Tepfer in a private transaction for an aggregate purchase price of  $224,765.80.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: December 10, 2018
Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
	By:	/s/ Jeffrey Robins
Jeffrey Robins Vice President
M3C Holdings LLC
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President